# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tamboran Resources Corporation, CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Date of event which requires filing of this statement: 07/22/2025
Filed by CIK 0001606914
Persons authorized to receive notices and communications: Bryan Sheffield, 300 Colorado Street, Suite 1900, Austin, Texas (TX), 78701, 737-304-7803

## Reporting persons
- Bryan Sheffield (CIK 0001606914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,123,601; sole dispositive power 0; shared dispositive power 3,123,601; aggregate amount beneficially owned 3,123,601 (18.7% of the class)
- Sheffield Holdings, LP (CIK 0002027828): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,247,404; sole dispositive power 0; shared dispositive power 2,247,404; aggregate amount beneficially owned 2,247,404 (13.4% of the class)
- Spraberry Interests, LLC (CIK 0002027822): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,247,404; sole dispositive power 0; shared dispositive power 2,247,404; aggregate amount beneficially owned 2,247,404 (13.4% of the class)
- Daly Waters Energy, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (5.2% of the class)
- Formentera Australia Fund I GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (5.2% of the class)
- Formentera Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tamboran Resources Corporation
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 8, 2024, as amended by Amendment No. 1 filed on May 14, 2025 (as amended, the "Schedule 13D"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of Tamboran Resources Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 of this Amendment No. 2 is incorporated by reference into this Item 3 as if restated in full.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 of this Amendment No. 2 is incorporated by reference into this Item 4 as if restated in full.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 11 and Item 13 on each of the cover pages of this Amendment No. 2 are incorporated by reference into this Item 5(a).

References herein to percentage ownerships of Common Stock are based on 16,717,289 shares of Common Stock of the Issuer issued and outstanding as of June 23, 2025, as set forth in the Issuer's Registration Statement on Form S-3, filed with the Commission on June 27, 2025.

Sheffield Holdings is the record holder of 2,247,404 shares of Common Stock. Spraberry is the general partner of Sheffield Holdings. Bryan Sheffield is the manager of Spraberry. As a result, each of Mr. Sheffield and Spraberry may be deemed to share beneficial ownership of the shares held directly by Sheffield Holdings.

Daly Waters is the record holder of 876,197 shares of Common Stock. Formentera Australia is the general partner of Daly Waters. Formentera Investments is the general partner of Formentera Australia. Bryan Sheffield is the managing member of Formentera Investments. As a result, each of Mr. Sheffield, Formentera Australia and Formentera Investments may be deemed to share beneficial ownership of the shares held directly by Daly Waters.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 on each of the cover pages of this Amendment No. 2 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in Item 6 of this Amendment No. 2, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On July 22, 2025, the previously announced Daly Waters Private Placement closed, and the Issuer issued and sold to Daly Waters an aggregate of 563,697 shares of Common Stock at a price of $17.74 per share.

## Signatures
- Bryan Sheffield: /s/ Bryan Sheffield, Bryan Sheffield (07/23/2025)
- Sheffield Holdings, LP: /s/ Bryan Sheffield, Bryan Sheffield / Manager (07/23/2025)
- Spraberry Interests, LLC: /s/ Bryan Sheffield, Bryan Sheffield / Manager (07/23/2025)
- Daly Waters Energy, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (07/23/2025)
- Formentera Australia Fund I GP, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (07/23/2025)
- Formentera Investments LLC: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (07/23/2025)
Comment: Sheffield Holdings, LP By: Spraberry Interests, LLC, its general partner

Daly Waters Energy, LP By: Formentera Australia Fund I GP, LP, its general partner By: Formentera Investments LLC, its general partner

Formentera Australia Fund I GP, LP By: Formentera Investments LLC, its general partner